Exhibit 99.1

Gaotu Techedu Announces Fourth Quarter and Fiscal Year 2024 Unaudited Financial Results

Beijing, China, February 26, 2025 —Gaotu Techedu Inc. (NYSE: GOTU) (“Gaotu” or the “Company”), a technology-driven education company and online large-class tutoring service provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2024.

Fourth Quarter 2024 Highlights[1]

•
Net revenues were RMB1,388.6 million, increased by 82.5% from RMB761.0 million in the same period of 2023.
•
Gross billings[2] were RMB2,160.2 million, increased by 69.0% from RMB1,278.1 million in the same period of 2023.
•
Loss from operations was RMB149.3 million, compared with loss from operations of RMB187.9 million in the same period of 2023.
•
Net loss was RMB135.8 million, compared with net loss of RMB119.6 million in the same period of 2023.
•
Non-GAAP net loss was RMB123.5 million, compared with non-GAAP net loss of RMB104.0 million in the same period of 2023.
•
Net operating cash inflow was RMB783.6 million, increased by 59.4% from RMB491.5 million in the same period of 2023.

Fourth Quarter 2024 Key Financial and Operating Data

(In thousands of RMB, except for percentages)

	For the three months ended December 31,
	2023	2024	Pct. Change
Net revenues	761,014	1,388,621	82.5%
Gross billings	1,278,132	2,160,179	69.0%
Loss from operations	(187,915)	(149,274)	(20.6)%
Net loss	(119,649)	(135,834)	13.5%
Non-GAAP net loss	(103,970)	(123,541)	18.8%
Net operating cash inflow	491,493	783,643	59.4%

[1] For a reconciliation of non-GAAP numbers, please see the table captioned "Reconciliations of non-GAAP measures to the most comparable GAAP measures" at the end of this press release. Non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses.

[2] Gross billings is a non-GAAP financial measure, which is defined as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. See "About Non-GAAP Financial Measures" and "Reconciliations of non-GAAP measures to the most comparable GAAP measures" elsewhere in this press release.

Fiscal Year Ended December 31, 2024 Highlights

•
Net revenues were RMB4,553.6 million, increased by 53.8% from RMB2,960.8 million in the same period of 2023.
•
Gross billings were RMB5,612.4 million, increased by 68.1% from RMB3,338.8 million in the same period of 2023.
•
Loss from operations was RMB1,181.8 million, compared with loss from operations of RMB149.0 million in the same period of 2023.
•
Net loss was RMB1,049.0 million, compared with net loss of RMB7.3 million in the same period of 2023.
•
Non-GAAP net loss was RMB995.7 million, compared with non-GAAP net income of RMB51.1 million in the same period of 2023.
•
Net operating cash inflow was RMB258.0 million, compared with net operating cash inflow of RMB353.7 million in the same period of 2023.

Fiscal Year 2024 Key Financial and Operating Data

(In thousands of RMB, except for percentages)

	Fiscal Year ended December 31,
	2023	2024	Pct. Change
Net revenues	2,960,813	4,553,556	53.8%
Gross billings	3,338,750	5,612,390	68.1%
Loss from operations	(149,006)	(1,181,833)	693.1%
Net loss	(7,298)	(1,048,954)	14,273.2%
Non-GAAP net income/(loss)	51,055	(995,737)	(2,050.3)%
Net operating cash inflow	353,697	258,007	(27.1)%

Larry Xiangdong Chen, the Company’s founder, Chairman and CEO, commented, “Driven by our dual pillars of strategic focus and organizational capability enhancement, we have significantly elevated the value delivered to our customers. In the fourth quarter, net revenues increased by 82.5% year-over-year to nearly RMB1.4 billion, while gross billings surged 69.0% to over RMB2.1 billion. Loss from operations narrowed by 20.6%, with operating margin improving by 13.9 percentage points, demonstrating our continued progress in profitability and tangible impact of our efficiency-driven initiatives. Our ample cash reserves, with net operating cash inflow of RMB783.6 million this quarter, provide a solid foundation for future strategic plans and long-term sustainable growth.

Notably, the evolution of AI technologies, represented by DeepSeek and other large-scale models, strongly aligns with our AI strategy and has significantly accelerated our advancements in learning effectiveness and organizational performance. We firmly believe that AI will have a profound and far-reaching impact on the education industry, reshaping the future learning experience. We will also spare no effort in actively promoting the deep integration of AI technologies with education, steadfastly advancing toward the essence of education—personalized, adaptive learning and tailored educational agent for every individual.”

Shannon Shen, CFO of the Company, added, “In 2024, our company achieved key strategic milestones. For the full year, net revenues increased by 53.8% year-over-year to approximately RMB4.6 billion, while gross billings grew by 68.1% year-over-year to over RMB5.6 billion. As of December 31st, 2024, our total cash position—including cash and cash equivalents, restricted cash, and short and long-term investments—stood at RMB4.1 billion. Excluding the impact of share repurchases, our cash reserves increased by RMB183.9 million compared to the end of 2023. As our business scales rapidly, we have implemented flexible and dynamic resource allocation mechanisms to steer the Company towards sustainable growth, and further strengthening the competitive edge of our core operations.

Looking ahead, leveraging cutting-edge AI technologies alongside a diverse product portfolio, rich learning scenarios and comprehensive learning solutions, we are committed to becoming the most trusted partner on every learner’s journey, driving high-quality development across the board.”

Financial Results for the Fourth Quarter of 2024

Net Revenues

Net revenues increased by 82.5% to RMB1,388.6 million from RMB761.0 million in the fourth quarter of 2023, which was mainly due to the continuous year-over-year growth of gross billings as a result of our sufficient and effective response to strong market demand. Furthermore, our high-quality educational products and learning services resulted in improved recognition of our product and service offerings.

Cost of Revenues

Cost of revenues increased by 93.4% to RMB440.3 million from RMB227.7 million in the fourth quarter of 2023. The increase was mainly due to expansion of instructors and tutors workforce, growing rental cost, as well as an increased cost of learning materials.

Gross Profit and Gross Margin

Gross profit increased by 77.8% to RMB948.3 million from RMB533.3 million in the fourth quarter of 2023. Gross profit margin decreased to 68.3% from 70.1% in the same period of 2023.

Non-GAAP gross profit increased by 77.0% to RMB950.8 million from RMB537.2 million in the fourth quarter of 2023. Non-GAAP gross profit margin decreased to 68.5% from 70.6% in the same period of 2023.

Operating Expenses

Operating expenses increased by 52.2% to RMB1,097.6 million from RMB721.2 million in the fourth quarter of 2023. The increase was primarily due to the expansion of employees workforce and a higher expenditure on marketing and branding activities.

•
Selling expenses increased to RMB736.2 million from RMB465.7 million in the fourth quarter of 2023.
•
Research and development expenses increased to RMB145.1 million from RMB136.0 million in the fourth quarter of 2023.
•
General and administrative expenses increased to RMB216.4 million from RMB119.5 million in the fourth quarter of 2023.

Loss from Operations

Loss from operations was RMB149.3 million, compared with loss from operations of RMB187.9 million in the fourth quarter of 2023.

Non-GAAP loss from operations was RMB137.0 million, compared with non-GAAP loss from operations of RMB172.2 million in the fourth quarter of 2023.

Interest Income and Realized Gains from Investments

Interest income and realized gains from investments, on aggregate, were RMB19.8 million, compared with a total of RMB23.9 million in the fourth quarter of 2023.

Other (Expenses)/Income, net

Other expenses, net was RMB6.4 million, compared with other income, net of RMB32.8 million in the fourth quarter of 2023.

Net Loss

Net loss was RMB135.8 million, compared with net loss of RMB119.6 million in the fourth quarter of 2023.

Non-GAAP net loss was RMB123.5 million, compared with non-GAAP net loss of RMB104.0 million in the fourth quarter of 2023.

Cash Flow

Net operating cash inflow in the fourth quarter of 2024 was RMB783.6 million.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were both RMB0.53 in the fourth quarter of 2024.

Non-GAAP basic and diluted net loss per ADS were both RMB0.49 in the fourth quarter of 2024.

Share Outstanding

As of December 31, 2024, the Company had 168,623,225 ordinary shares outstanding.

Cash, Cash Equivalents, Restricted Cash, Short-term and Long-term Investments

As of December 31, 2024, the Company had cash and cash equivalents, restricted cash, short-term and long-term investments of RMB4,094.3 million in aggregate, compared with a total of RMB3,953.5 million as of December 31, 2023.

Financial Results for the Fiscal Year of 2024

Net Revenues

Net revenues increased by 53.8% to RMB4,553.6 million from RMB2,960.8 million in 2023. The increase was mainly due to the growth of gross billings in 2024.

Cost of Revenues

Cost of revenues increased by 84.1% to RMB1,454.9 million from RMB790.2 million in 2023. The increase was mainly due to expansion of instructors and tutors workforce, growing rental cost, as well as an increased cost of learning materials.

Gross Profit and Gross Margin

Gross profit increased by 42.8% to RMB3,098.6 million from RMB2,170.6 million in 2023. Gross profit margin decreased to 68.0% from 73.3% in 2023.

Non-GAAP gross profit increased by 42.2% to RMB3,105.6 million from RMB2,183.6 million in 2023. Non-GAAP gross profit margin decreased to 68.2% from 73.7% in 2023.

Operating Expenses

Operating expenses increased by 84.5% to RMB4,280.5 million from RMB2,319.6 million in 2023. The increase was primarily due to the expansion of employees workforce and a higher expenditure on marketing and branding activities.

•
Selling expenses increased to RMB2,963.7 million from RMB1,501.2 million in 2023.
•
Research and development expenses increased to RMB648.1 million from RMB462.0 million in 2023.
•
General and administrative expenses increased to RMB668.7 million from RMB356.4 million in 2023.

Loss from Operations

Loss from operations was RMB1,181.8 million, compared with loss from operations of RMB149.0 million in 2023.

Non-GAAP loss from operations was RMB1,128.6 million, compared with non-GAAP loss from operations of RMB90.7 million in 2023.

Interest Income and Realized Gains from Investments

Interest income and realized gains from investments, on aggregate, were RMB95.7 million, compared with a total of RMB107.1 million in 2023.

Other Income, net

Other income, net was RMB45.8 million, compared with RMB54.5 million in 2023.

Net (Loss)/income

Net loss was RMB1,049.0 million, compared with net loss of RMB7.3 million in 2023.

Non-GAAP net loss was RMB995.7 million, compared with non-GAAP net income of RMB51.1 million in 2023.

Cash Flow

Net operating cash inflow in 2024 was RMB258.0 million.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were both RMB4.08 in 2024.

Non-GAAP basic and diluted net loss per ADS were both RMB3.87 in 2024.

Share Repurchase

In November 2022, the Company's board of directors authorized a share repurchase program under which the Company may repurchase up to US$30 million of its shares, effective until November 22, 2025. In November 2023, the Company's board of directors authorized modifications to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$30 million to US$80 million, effective until November 22, 2025.

As of February 21, 2025, the Company had cumulatively repurchased approximately 16.0 million ADSs for approximately US$47.5 million under the share repurchase program.

Business Outlook

Based on the Company's current estimates, total net revenues for the first quarter of 2025 are expected to be between RMB1,408 million and RMB1,428 million, representing an increase of 48.7% to 50.8% on a year-over-year basis. These estimates reflect the Company’s current expectations, which are subject to change.

Conference Call

The Company will hold an earnings conference call at 8:00 AM U.S. Eastern Time on Wednesday, February 26, 2025 (9:00 PM Beijing/Hong Kong Time on Wednesday, February 26, 2025). Dial-in details for the earnings conference call are as follows:

International: 1-412-317-6061

United States: 1-888-317-6003

Hong Kong: 800-963-976

Mainland China: 400-120-6115

Passcode: 2778362

A telephone replay will be available two hours after the conclusion of the conference call through March 5, 2025. The dial-in details are:

International: 1-412-317-0088

United States: 1-877-344-7529

Passcode: 4036127

Additionally, a live and archived webcast of this conference call will be available at http://ir.gaotu.cn/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About Gaotu Techedu Inc.

Gaotu is a technology-driven education company and online large-class tutoring service provider in China. The Company offers learning services and educational content & digitalized learning products. Gaotu adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates every aspect of the Company's business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

About Non-GAAP Financial Measures

The Company uses gross billings, non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss), each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company defines gross billings for a specific period as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. The Company's management uses gross billings as a performance measurement because the Company generally bills its students for the entire course fee at the time of sale of its course offerings and recognizes revenue proportionally as the classes are delivered. For some courses, the Company continues to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The Company believes that gross billings provides valuable insight into the sales of its course packages and the performance of its business. As gross billings have material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

Non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate

The Company’s business is primarily conducted in China and a significant majority of revenues generated are denominated in Renminbi ("RMB"). This announcement contains currency conversions of RMB amounts into U.S. dollars ("USD") solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to USD are made at a rate of RMB7.2993 to USD1.0000, the effective noon buying rate for December 31, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2024, or at any other rate.

For further information, please contact:

Gaotu Techedu Inc.

Investor Relations

E-mail: ir@gaotu.cn

Christensen

In China

Ms. Alice Li

Phone: +86-10-5900-1548

E-mail: gotu@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of December 31,
	2023	2024	2024
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	636,052	1,321,118	180,992
Restricted cash	33,901	5,222	715
Short-term investments	2,253,910	1,845,242	252,797
Inventory, net	24,596	36,401	4,987
Prepaid expenses and other current assets, net	638,248	431,829	59,160
Total current assets	3,586,707	3,639,812	498,651

Non-current assets
Operating lease right-of-use assets	189,662	503,601	68,993
Property, equipment and software, net	533,531	670,237	91,822
Land use rights, net	26,568	25,762	3,529
Long-term investments	1,029,632	922,740	126,415
Deferred tax assets	11,312	-	-
Rental deposit	17,742	45,834	6,279
Other non-current assets	18,155	20,091	2,752
TOTAL ASSETS	5,413,309	5,828,077	798,441

LIABILITIES

Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB484,222 and RMB811,879 as of December 31, 2023 and December 31, 2024, respectively)	805,032	1,245,207	170,592
Deferred revenue, current portion of the consolidated VIE without recourse to the Group	1,113,480	1,867,096	255,791
Operating lease liabilities, current portion (including current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB34,401 and RMB114,471 as of December 31, 2023 and December 31, 2024, respectively)	50,494	147,635	20,226
Income tax payable (including income tax payable of the consolidated VIE without recourse to the Group of RMB4,210 and RMB606 as of December 31, 2023 and December 31, 2024, respectively)	4,278	665	91
Total current liabilities	1,973,284	3,260,603	446,700

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of December 31,
	2023	2024	2024
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	124,141	218,797	29,975
Operating lease liabilities, non-current portion (including non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB121,277 and RMB337,258 as of December 31, 2023 and December 31, 2024, respectively)	137,652	344,609	47,211
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE without recourse to the Group of RMB71,850 and RMB70,316 as of December 31, 2023 and December 31, 2024, respectively)	71,967	70,604	9,673
TOTAL LIABILITIES	2,307,044	3,894,613	533,559

SHAREHOLDERS’ EQUITY
Ordinary shares	116	116	16
Treasury stock, at cost	(85,178)	(242,866)	(33,273)
Additional paid-in capital	7,987,957	7,991,421	1,094,820
Accumulated other comprehensive loss	(33,209)	(2,832)	(388)
Statutory reserve	50,225	66,042	9,048
Accumulated deficit	(4,813,646)	(5,878,417)	(805,341)
TOTAL SHAREHOLDERS’ EQUITY	3,106,265	1,933,464	264,882

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	5,413,309	5,828,077	798,441

Gaotu Techedu Inc.

Unaudited condensed consolidated statements of operations

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	761,014	1,388,621	190,240	2,960,813	4,553,556	623,835
Cost of revenues	(227,719)	(440,279)	(60,318)	(790,207)	(1,454,917)	(199,323)
Gross profit	533,295	948,342	129,922	2,170,606	3,098,639	424,512
Operating expenses:
Selling expenses	(465,686)	(736,189)	(100,857)	(1,501,200)	(2,963,736)	(406,030)
Research and development expenses	(136,046)	(145,050)	(19,872)	(462,043)	(648,063)	(88,784)
General and administrative expenses	(119,478)	(216,377)	(29,644)	(356,369)	(668,673)	(91,608)
Total operating expenses	(721,210)	(1,097,616)	(150,373)	(2,319,612)	(4,280,472)	(586,422)
Loss from operations	(187,915)	(149,274)	(20,451)	(149,006)	(1,181,833)	(161,910)
Interest income	18,603	14,776	2,024	75,829	70,384	9,643
Realized gains from investments	5,269	5,017	687	31,230	25,302	3,466
Other income/(expenses), net	32,776	(6,395)	(876)	54,471	45,825	6,278
(Loss)/income before provision for income tax and share of results of equity investees	(131,267)	(135,876)	(18,616)	12,524	(1,040,322)	(142,523)
Income tax benefits/(expenses)	11,618	42	6	(10,657)	(8,632)	(1,183)
Share of results of equity investees	-	-	-	(9,165)	-	-
Net loss	(119,649)	(135,834)	(18,610)	(7,298)	(1,048,954)	(143,706)
Net loss attributable to Gaotu Techedu Inc.'s ordinary shareholders	(119,649)	(135,834)	(18,610)	(7,298)	(1,048,954)	(143,706)
Net loss per ordinary share
Basic	(0.69)	(0.80)	(0.11)	(0.04)	(6.12)	(0.84)
Diluted	(0.69)	(0.80)	(0.11)	(0.04)	(6.12)	(0.84)
Net loss per ADS
Basic	(0.46)	(0.53)	(0.07)	(0.03)	(4.08)	(0.56)
Diluted	(0.46)	(0.53)	(0.07)	(0.03)	(4.08)	(0.56)
Weighted average shares used in net loss per share
Basic	172,545,719	169,167,503	169,167,503	173,725,790	171,412,125	171,412,125
Diluted	172,545,719	169,167,503	169,167,503	173,725,790	171,412,125	171,412,125

Note: Three ADSs represent two ordinary shares.

Gaotu Techedu Inc.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	761,014	1,388,621	190,240	2,960,813	4,553,556	623,835
Less: other revenues(1)	25,237	16,510	2,262	87,912	133,591	18,302
Add: VAT and surcharges	46,509	91,292	12,507	181,001	283,341	38,818
Add: ending deferred revenue	1,237,621	2,085,893	285,766	1,237,621	2,085,893	285,766
Add: ending refund liability	67,157	127,969	17,532	67,157	127,969	17,532
Less: beginning deferred revenue	761,301	1,439,217	197,172	959,333	1,237,621	169,553
Less: beginning refund liability	47,631	77,869	10,668	60,597	67,157	9,200
Gross billings	1,278,132	2,160,179	295,943	3,338,750	5,612,390	768,896

Note (1): Include miscellaneous revenues generated from services other than courses.

	For the three months ended December 31,			For the year ended December 31,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	USD	RMB	RMB	USD
Gross profit	533,295	948,342	129,922	2,170,606	3,098,639	424,512
Share-based compensation expenses(1) in cost of revenues	3,862	2,460	337	12,959	7,003	959
Non-GAAP gross profit	537,157	950,802	130,259	2,183,565	3,105,642	425,471

Loss from operations	(187,915)	(149,274)	(20,451)	(149,006)	(1,181,833)	(161,910)
Share-based compensation expenses(1)	15,679	12,293	1,684	58,353	53,217	7,291
Non-GAAP loss from operations	(172,236)	(136,981)	(18,767)	(90,653)	(1,128,616)	(154,619)

Net loss	(119,649)	(135,834)	(18,610)	(7,298)	(1,048,954)	(143,706)
Share-based compensation expenses(1)	15,679	12,293	1,684	58,353	53,217	7,291
Non-GAAP net (loss)/income	(103,970)	(123,541)	(16,926)	51,055	(995,737)	(136,415)

Note (1): The tax effects of share-based compensation expenses adjustments were nil.